UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

SAFESTITCH MEDICAL, INC.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
78645Y102
(CUSIP Number)
Joshua Weingard
SafeStitch Medical, Inc.
Chief Legal Officer
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 572-4112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78645Y102

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,622,765(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		785,383 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,622,765 (1)

WITH	10	SHARED DISPOSITIVE POWER

785,383 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,408,148 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes options to purchase 60,000 shares of common stock owned directly by the Reporting Person. Also includes (i) 4,115,265 shares of common stock, and (ii), 447,500 shares of the Issuer’s 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share that is currently convertible into 447,500 shares of the Issuer’s common stock held by Frost Gamma Investments Trust of which the Reporting Person is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. The Reporting Person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.
(2) Includes warrants to purchase 785,383 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. The Reporting Person and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.

CUSIP No.	78645Y102

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,348,148(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,348,148 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,348,148 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Frost Gamma Investments Trust holds 4,115,265 shares of common stock and 447,500 shares of the the Issuer’s 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, that is currently convertible into 447,500 shares of the Issuer’s common stock.. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The number of shares reported also includes warrants to purchase 785,383 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.

CUSIP No.	78645Y102

ITEM 1.	Security and Issuer
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2005, and amended on September 12, 2007 and June 26, 2008, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.
This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, $0.001 par value, of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.
Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The 447,500 shares of 10% Series A Cumulative Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) and the open market purchases discussed in Item 4 acquired by the Reporting Persons on January 12, 2010 have been acquired with the working capital of the Gamma Trust.

ITEM 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
The Gamma Trust is the Issuer’s single largest shareholder. The 447,500 shares of the Series A Convertible Preferred Stock acquired by the Reporting Persons on January 12, 2010 have been acquired for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
Since the filing of Amendment No. 2 on June 26, 2008, Gamma Trust, acquired 1,000 shares of common stock on January 30, 2009 at $0.75 per share, 200 shares of common stock on February 11, 2009 at $0.80 per share and 3,500 shares of common stock at $0.90 per share.
On February 11, 2009, Dr. Frost was granted an option to purchase 10,000 shares of the Company’s common stock, par value $0.001 at an exercise price of $0.80 per share. These options will vest on February 11, 2010.
On February 17, 2010, Dr. Frost was granted an option to purchase 50,000 shares of the Company’s common stock, par value $0.001 at an exercise price of $1.20 per share. These options were immediately exercisable upon their grant.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
On July 21, 2009, Gamma Trust and other private investors (the “Future Investors”) entered into a securities purchase agreement (the “Future Purchase Agreement”) pursuant to which the Future Investors agreed to purchase, at a future closing, an aggregate of up to 2,000,000 shares (the “Future Shares”) of the Issuer’s Series A Convertible Preferred Stock, at a purchase price of $1.00 per share, subject to the Issuer providing the Future Investors ten days written notice of such future closing date. On December 30, 2009,

CUSIP No.	78645Y102
the Issuer provided notice to the Future Investors that the Issuer intended to consummate the sale of the Future Shares on January 12, 2010. On January 12, 2010, Gamma Trust purchased 447,500 shares of the Issuer’s Series A Convertible Preferred Stock for consideration of $1.00 per share, which is convertible into 447,500 shares of the Issuer’s common stock.
The Issuer issued the Future Shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Act”), and Rule 506 of Regulation D promulgated thereunder. Each of the Future Investors represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) of the Act and that the Future Shares were being acquired for investment purposes. The Future Shares have not been registered under the Act and are “restricted securities” as that term is defined by Rule 144 under the Act. The Issuer has not undertaken to register the Future Shares, and no registration rights have been granted to the Future Investors in respect of the Future Shares.
The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

	Number of Outstanding		Percentage of
	Shares Beneficially		Outstanding Shares of
Name and Title of Beneficial Owner	Owned		Common Stock(1)
Phillip Frost, M.D.	5,408,148	(2)(3)	28.1%
Frost Gamma Investments Trust	5,348,148	(2)	27.9%

(1)
The percentage of beneficial ownership is based upon 17,962,718 shares of common stock outstanding, 60,000 options to purchase common stock, 447,500 Series A Convertible Preferred Stock convertible into 447,500 shares of common stock and warrants to purchase 785,383 shares of common stock.

(2)
Frost Gamma Investments Trust holds 4,115,265 shares of the Issuer’s common stock and 447,500 shares of Series A Convertible Preferred Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The number of shares reported includes warrants to purchase 785,383 shares of the Issuer’s common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.

(3)	Includes options to purchase 60,000 shares of common stock owned directly by Dr. Frost.
Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
In connection Gamma Trust’s purchase of the 447,500 shares of Series A Convertible Preferred Stock, Gamma Trust entered into the Future Securities Agreement.

CUSIP No.	78645Y102

ITEM 7.	Material to be Filed as Exhibits

Exhibit
Number	Description

99.7	Form of Future Purchase Agreement dated July 21, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 23, 2009).

99.8	Joint Filing Agreement

CUSIP No.	78645Y102
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2010	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: February 22, 2010	FROST GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

CUSIP No.	78645Y102

EXHIBIT INDEX

Exhibit
Number	Description

99.7	Form of Future Purchase Agreement dated July 21, 2009 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 23, 2009).

99.8	Joint Filing Agreement